UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON FEBRUARY 15th, 2013

DATE, TIME, AND PLACE: February 15th, 2013, at 4:00 p.m., at the auditorium of the main place of business of Banco Santander (Brasil) S.A. (“Banco Santander” or “Company”), located at capital of São Paulo at Avenida Presidente Juscelino Kubitschek, nº 2.235 – 1st mezzanine - Vila Olímpia.

ATTENDANCE: Shareholders representing more than eighty per cent (80%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman: Mrs. Ana Maria Imbiriba Corrêa; Secretary: Mr. Mauro Eduardo Guizeline.

CALL: The Call was published in the “Diário Oficial do Estado de São Paulo (Brazilian State Gazette) on January 16th,17th and 18th, 2013,  and in the newspaper “Valor Econômico” on January 16th, 17th and 18th, 2013.

AGENDA: TO APPROVE the proposal of grant of “Deferred Bonus Plans” related to 2012, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 19th, 2012.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matter to be approved in the Extraordinary Shareholders Meeting was dismissed, given that shareholders are fully aware of their content, and also they were disclosed on the website www.cvm.gov.br on January 15th, 2013, as per Instruction CVM nº 481, of December 17th, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes as a summary, with the signatures of the Chairman and the Secretary and the controlling shareholders and the publication thereof without the signatures of all shareholders, as provided for under Article 130, “caput”, paragraphs 1 and 2, of Law No. 6.404/76, respectively.

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[Free English Translation]

RESOLUTIONS: Following the discussions related to the matter of the Agenda, the attending shareholders of Banco Santander representing more than eighty per cent (80%) of the voting capital, decided to TO APPROVE the proposal of grant of “Deferred Bonus Plans” related to 2012, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 19th, 2012.

The shareholders Sindicato dos Empregados de Estabelecimentos Bancários de São Paulo, AFUBESP - Associação dos Funcionários do Grupo Santander Banespa, Banesprev e Cabesp and Mr. Wagner Cabanal Mendes, submitted their written votes against the item of the Agenda. All votes were accepted by the Board and shall be filled in the main place of business of Banco Santander. The shareholders National Pension Service and City of Philadelphia Public Employees Retirement System abstained from voting for the Agenda’s item.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the controlling shareholders.

BOARD: Ana Maria Imbiriba Corrêa – Chairman; Mauro Eduardo Guizeline – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Arruda Outeiro – attorney-in-fact; and STERREBEECK, B.V. – Beatriz Arruda Outeiro – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Ana Maria Imbiriba Corrêa

Chairman

Mauro Eduardo Guizeline

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 15, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer